Contact

www.linkedin.com/in/stacy-spikes
(LinkedIn)

Stacy Spikes

Co-Founder and CEO, MoviePass | Ted AI Speaker | Author, Black Founder: The Hidden Power of Being An Outsider | Speaker
New York, New York, United States

Summary

Stacy Spikes is an award-winning entrepreneur and inventor who USA Today named one of the 21 most influential Blacks in technology. He holds several technology patents and is the co-founder and CEO of the nation’s first theatrical subscription service, MoviePass. In addition, Spikes is the founder of Urbanworld, the largest international festival dedicated to nurturing Women and BIPOC filmmakers.

Spikes is the author of a business memoir titled Black Founder, The Hidden Power of Being an Outsider on Kensington Press.

From The Book

At the intersection of power, technology, and race, Stacy Spikes, award-winning entrepreneur and Co-founder of MoviePass, reveals the tools he’s used to persevering in the face of adversity, defy stereotypes, and shatter glass ceilings. BLACK FOUNDER is both an empowering memoir of a trailblazing business leader and an unflinching look at what it means to be Black and ambitious in the upper echelons of record labels, movie studios, and tech startups – with practical steps on how to overcome prejudice and build your own success.

From the award-winning entrepreneur USA Today named one of the 21 most influential Blacks in technology comes an empowering, bracingly honest, entertaining blueprint for success in life and work —including the true story of what really happened to MoviePass, the nation’s groundbreaking first-ever theatrical subscription service—straight from the co-founder and former CEO himself…

Stacy Spikes knows what it's like to be an outsider. He certainly knew he didn’t fit the mold of a successful future tech entrepreneur. But he marshaled his resilience and ultimately set out to shatter

that mold—along with the glass ceiling that came with it. Finding his footing in the tech world was an education in the complexities of being an outsider—but as Stacy came to see, rather than a hindrance, it afforded him a unique position of power.

Experience

MoviePass
Co-Founder CEO
November 2021 - Present (4 years)
New York, United States

PreShow
Founder/CEO
March 2018 - Present (7 years 8 months)
New York, NY

PreShow is the first branded content platform for cinema advertising.

Urbanworld Foundation (Film Festival)
Founder
January 1997 - Present (28 years 10 months)
NYC

The Urbanworld Film Festival, founded in 1997 by Stacy Spikes, is the largest internationally competitive festival of its kind.The five-day festival includes narrative features, documentaries, short films, spotlight screenings and events, live staged screenplay readings, the Urbanworld Digital track focused on digital and social media panels and workshops, and Urbanworld Music, which highlights emerging talent in live performances during after party events.

Over the last 18 years, Hollywood studios, indie film distributors, and established and emerging filmmakers have consistently chosen Urbanworld® to premiere box office and award-winning hits. Urbanworld has also provided a platform for some of today's leading brands seeking to reach key influencers across the industry and within the consumer marketplace.

The Urbanworld Film Festival is an initiative of the Urbanworld Foundation Inc., a nonprofit organization that endeavors to consistently manifest its mission of redefining and advancing the presence and impact of the multicultural community in cinema and cross-platform media. By implementing initiatives that actively support and develop content creators of color, Urbanworld

significantly contributes to the evolution of the media and entertainment landscape and the diversity that it reflects. Gabrielle Glore serves as Festival Director & Head of Programming for Urbanworld.

Website

http://www.urbanworld.org

MoviePass

7 years 1 month

Co-Founder and COO

June 2016 - January 2018 (1 year 8 months)

Greater New York City Area

Co-Founder and CEO

January 2011 - January 2018 (7 years 1 month)

Greater New York City Area

CEO, Co-Founder

2011 - 2016 (5 years)

NYC